Lustro

Our Mission

To provide a diligence-focused platform that allows the investor to filter and research all reg cf, collectible and alternative investments globally.

An Alternative Finance Research Platform for the Next Generation of Investors.

Founding Investor | Private Equity Backing

- Michael Knox is Lustro's Founding Investor and CEO
- Knox founded, built, and exited Xtract Research, a Wall Street research company, to a public company in 2012
- Knox has extensive expertise in the crowdfunding space as previous CEO of LawCloud
- Gold Ridge Asset Management has funded all Lustro' expenses to date



Michael Knox

CFA

Founding Investor

Xtract Research
An Acuris company

Gold Ridge Asset Management LLC

LawCloud | iDisclose

Current State of Platform Development

- Fully functioning platform; built and launched
- Regular improvements ongoing, soon to launch international deals
- Currently covering Reg CF, Art, Collectibles, NFTs & Real Estate
- Soon to launch AI driven platform matching entrepreneurs, investors and businesses for sale
- Acquired SoCapital in 2021 which also covers donation and rewards based crowdfunding

Equity Crowdfunding Research Problems

- New securities marketplace flooded with inexperienced, unaccredited investors
- Inexperienced investors with limited access to unbiased research
- Hundreds of concurrent offerings that vary drastically in quality
- No centralized community or forum for investors to frequently discuss offerings
- Difficulty staying updated on new offerings that match your investment criteria

✓ Crowdsourced Solutions

- Help investors identify deals that are right for them
- Crowdsourced research is the only viable solution given market characteristics
- Advanced search, filter, and sort functions allow users to easily organize deals
- Extensive data mining and merging to present as much relevant information as possible
- Forum for peer research assists the investment decision making process
- Deal alert system allows users to customize searches and receive new deal notifications

Equity Crowdfunding: Growth & Projections

- The total amount raised through crowdfunding campaigns grew by 33.7% last year (2021)
- Rapid growth provides huge opportunities in a brand new market
- Size of offerings growing substantially bringing larger and more established companies to the market
- The SEC increased the maximum issuers can raise to $5 million, which means larger, more established issuers will enter this marketplace



NUMBER OF OFFERINGS/QUARTER
2016
Q2
Q3
Q4
50
67
2017
Q1
Q2
Q3
Q4
82
134
123
175
2018
Q1
Q2
Q3
Q4
153
202
196
2019
Q1
Q2
Q3
Q4
158
176
232
2020
Q1
Q2
Q3
Q4
222
239
333
362
2021
Q1
Q2
Q3
Q4
342
397
0 20 40 60 80 100 120 140 160 180 200 220 240 260 280 300 320 340 360 380 400 420
Offering Count

Offerings by quarter have increased over time, with Q4, 2021 having the highest number of offerings (401) to date. The chart below shows the growth in offerings every quarter. The last dip in the quarter-to-quarter offerings was in Q2, 2019, when the economy shut down due to the pandemic. Since then it has steadily increased.

Fundera: https://www.fundera.com/resources/crowdfunding-statistics Crowdfund Capital Advisors Investment Crowdfunding: Democratizing Access to Capital Across the USA report

Lustro

Quarterly Form C Filings

- Form C filings grew 203% from 524 in 2017 to 1,586 in 2021 (year:year comparison)
- Form C filings grew 50% from 238 in Q2 2020 to 357 in Q2 2021 (quarter:quarter comparison)
- Massive Reg D market could move to crowdfunding under new SEC rules



# of Filings
450
400
350
300
250
200
150
100
50
0
2016-06-30
2016-09-30
2016-12-30
2017-03-30
2017-06-30
2017-09-30
2017-12-30
2018-03-30
2018-06-30
2018-09-30
2018-12-30
2019-03-30
2019-06-30
2019-09-30
2019-12-30
2020-03-30
2020-06-30
2020-09-30
2020-12-30
2021-03-30
2021-06-30
2021-09-30
2021-12-30
2022-03-30
2022-06-30
Quarters

Securities & Exchange Commission: www.sec.gov/dera/data/crowdfunding-offerings-data-sets

Lustro

? Why Now

- Record breaking Form C filings in the last 18 months
- SEC rule changes raising offer limit to $5M are causing a surge in deal activity
- Accelerating growth in quantity of offerings and amount raised
- New funding portals increase need for aggregation services
- Democratization of access to venture capital style deals
- Investors in need of research and a forum to exchange investment theses and opinions

CF Marketplace Lacks Research and Aggregation

- Equity research is a proven model with large companies serving public equities – Morningstar, Zacks
- Aggregation platforms are proven models for markets with fragmented providers – Kayak, Travelocity
- Crowdsourced research is a proven model in public markets – Seeking Alpha, Motley Fool

MORNINGSTAR | travelocity | Seeking Alpha
ZACKS | KAYAK | The Motley Fool

Lustro

$ Monetization & Revenue

Multiple revenue sources with user growth being our initial focus

Funding Portals

- Deal Promotion
- Funding Portal Promotion
- Advertising

Premium Services

- Paid Membership Tier
- Portfolio Tracking
- Data Analytics
- Accredited Investor Opportunities

Data Monetization

- SEC
- Broker Dealers
- Funding Portals
- Market Researchers

Advertising

- Legal
- Accounting
- Marketing Firms
- Generic Ads

% Use of Proceeds

Minimal overhead | tech spend will be focused on specific projects and variable



Fees
6.5%
Prof
3.0%
Marketing
30.5%
Tech
30.0%
SGA
30.0%

Minimum Raise ($100,000)



Debt Service
12.3%
Fees
6.5%
Prof
0.5%
Marketing
16.0%
Tech
31.0%
App Development
6.0%
SGA
27.7%

Maximum Raise ($1,235,000)

Lustro

Company Roadmap

Phase One	Phase Two	Phase Three
•Funding Portal API Integration •Focus on New User Acquisition •Add Rating System for Reports and Contributors •Expanded Range of Data Gathered From the SEC's EDGAR System	•Paid Premium Report Service •Expand to International Markets •Stand Alone "Test the Waters" •Create M&A portal for Small Deals •Create Investor Relations Directory	•Portfolio Management System (Paid Membership Tier) •Monetization of Data and User Base •Pursue Single Sign-On Integration with Funding Portals

Note: In 2021, Lustro acquired SoCapital, an aggregator of equity crowdfunding offerings, donation crowdfunding campaigns and rewards-based crowdfunding campaigns. SoCapital has a huge social media presence with thousands of listings on the platform, creating an opportunity to accelerate the growth of Lustro through cross-marketing initiatives. MeWi is a platform in development by the same team behind Lustro. The concept of the MeWi platform is the first of its kind, pairing businesses for-sale with operators and investors to help facilitate transactions. MeWI has already aggregated thousands of businesses for sale (on the test site) and is now close to launching, creating further monetization opportunities for Lustro.

SoCapital

- **SoCapital (now owned by Crowd Diligence Inc.) was acquired in late 2021. SoCapital is an equity, donations, and rewards-based crowdfunding platform. Here's a snapshot of this business:**

Platform

•Over 10,000 Campaigns Listed!

•Over 25,000 Site Views Per Month!

•Large Following in Asia

Social Media

•Over 240,000 followers between all social media pages!

•Large International Opportunity

•Cross Marketing Across Platforms

Roadmap

•Capital Needed to Improve UI/UX!

•Aggressively Expand Internationally

•Dedicated Dev Team Post Financing

•Monetize Traffic

Crowd Diligence Inc.

- The owner of multiple capital-raising related platforms
- Currently owns Lustro, SoCapital and MeWi AI
- Operated by an experienced team that has extensive knowledge in the crowdfunding industry and small business markets
- Plans to leverage current holdings to drive traffic to new platforms being developed with intentions to rapidly grow the user base
- Plans to be the owner of numerous capital raising platforms that dominate the crowdfunding and small business markets

Lustro

Our Team



Michael Knox

CEO & Founding Investor

- Extensive knowledge in the crowdfunding space
- Impressive track record of building and successfully exiting revenue-generating businesses
- Owns a successful investment firm which has been used to finance Lustro's journey



Cigdem Hughes, CPA

Financial Officer

- 23 Years of corporate finance, operations, and executive management experience
- Has helped launch startup enterprises, successful turnaround engagements, and investor relations for over 2400 shareholders



Damaris Torrent

Senior Project Coordinator

- Background in product testing and development



Ivan Krasko

Lead Web Developer

- Full stack web developer with 6+ years of experience (main skills in PHP and JS)
- Managed several large web projects in the past involving the development of different modules along with configurations of gitlab CI/CD and Dev/Prod servers



Eric Legenza

Operations Analyst

- Successful track record of reaching business objectives by analyzing the flow of operations and designing tailored strategies engineered to move businesses forward.

Team Advisors

Bill Moore

Advisor



•Wall Street Portfolio Management Background

•Wall Street Analytics Startup Experience

•Extensive Equity Research Knowledge

Manish Aggarwal

Advisor



•Extensive Wall Street Background

•Experienced Startup Operator

•Successful Exit to Public Company

Information & Disclaimer

@lustro @lustro @lustro @lustro

This presentation contains "forward looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. Actual outcomes and results could differ materially from those suggested by this presentation due to the impact of many factors beyond the control of Lustro, including those listed in the "Risk Factors" section of our filings with the Securities and Exchange Commission ("SEC"). Any statement other than a statement of historical fact may constitute a forward looking statement. Any such forward-looking statements are made pursuant to the safe harbor provisions available under applicable securities laws and Lustro assumes no obligation to update or revise any such forward-looking statements.

Certain information discussed in this presentation was derived from third-party sources and has not been independently verified and, accordingly, the Company makes no representation or warranty in respect of this information.

The slides in this presentation contain summaries of certain financial and statistical information about Lustro. The information contained in this presentation is summary information that is intended to be considered in the context of our SEC filings and other public announcements that we may make, by press release or otherwise, from time to time. We undertake no duty or obligation to publicly update or revise the information contained in this presentation. In addition, information related to past performance, while helpful as an evaluative tool, is not necessarily indicative of future results, the achievement of which cannot be assured. You should not view the past performance of Lustro, or information about the market, as indicative of Lustro's future results. This presentation alone does not constitute an offer to sell or the solicitation of an offer to buy any securities of Lustro.